

February 27, 2008

By U.S. mail and facsimile to 011 (853) 28323265

Ms. Eliza Y. P. Pang
Chief Financial Officer
Deswell Industries, Inc.
17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao

> **RE:** **Deswell Industries, Inc.**
> **Form 20-F for the fiscal year ended March 31, 2007**
> **Filed August 1, 2007**
> **Forms 6-K filed November 20, 2007**
> **File No. 0-26448**

Dear Ms. Pang:

We have reviewed your response letter dated February 17, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the year ended March 31, 2007

Property, Plants and Equipment, page 24

1. We have read your response to comment 1. In the future, please include more clarifying information concerning the disposal of long-lived assets. Your disclosures should include the underlying reasons why they are classified as held for use, sale or disposal at each period end, and if material, why and whether the disposal is considered a discontinued operation. Also see paragraphs 47 and 48 of SFAS 144, for further disclosures.

10. Income Taxes, page F-12

2. We have read your response to comment 3 in our letter dated January 14, 2008. You have told us that the amounts associated with your tax exempted companies are aggregated into the single line item "Effect of income for which no income tax

Ms. Eliza Y. P. Pang
Deswell Industries, Inc.
February 27, 2008
Page 2

is chargeable" in the rate reconciliation table on page F-14. Given the significance of this reconciling item to your effective tax rates for all periods presented, please disclose in future filings the amounts associated with each individual tax exempted company, as previously requested. Please also confirm that you will include the clarifying information provided in your response related to the nature of these entities in future filings.

3. We have read your response to comment 5 in our letter dated January 14, 2008. You refer us to previously filed Forms 6-K which describe the underlying history and reason for the $1 million write-off. In future filings, as applicable, given the materiality of this situation, we believe that you should include, at a minimum, a brief description of the facts and circumstances that necessitated the write-off.

Form 6-K filed November 20, 2007

4. We have read your response to comment 8. We note that you assessed the implied fair value of the Kwanta goodwill in 1996 and 1999 and found it to be nil. We also note that Kwanta was dormant in September 2002. Therefore it is unclear to us why a goodwill impairment was not recorded earlier than the second quarter of fiscal 2008. Please advise.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accountant